EXHIBIT 5.1

[DLA Piper LLP Logo]

December 3, 2015

Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa

Ladies and Gentlemen:

We, as counsel to Net 1 UEPS Technologies, Inc., a Florida corporation (the “Company”), hereby provide this opinion in connection with the preparation and filing with the U.S. Securities and Exchange Commission of a registration statement on Form S-8 (the “Registration Statement”) registering 2,500,000 shares of common stock, par value $0.001 per share (the “Shares”), which are issuable pursuant to the exercise of options and other awards granted under the Amended and Restated 2015 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. (the “Plan”).

We have examined copies of the Amended and Restated Articles of Incorporation of Net 1 UEPS Technologies, Inc. (the “Charter”), the Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc., the Plan, the corporate action taken by the Company that provides for the issuance or delivery of the Shares to be issued or delivered under the Plan, and such other materials and matters as we have deemed necessary for the issuance of this opinion. In our examination, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us. As to various questions of fact material to this opinion, we have relied on statements and certificates of officers and representatives of the Company and others.

Based on the foregoing, it is our opinion that the Shares have been duly authorized, and upon the issuance and delivery of the Shares in the manner contemplated by the Plan, and assuming the Company completes all actions and proceedings required on its part to be taken prior to the issuance and delivery of the Shares pursuant to the terms of the Plan, including, without limitation, collection of required payment for the Shares, the Shares will be validly issued, fully paid and nonassessable.

Our opinion set forth above is subject to the following general qualifications and assumptions:

(1)                  The foregoing opinion is rendered as of the date hereof. We assume no obligation to update or supplement this opinion if any laws change after the date hereof or if any facts or circumstances come to our attention after the date hereof that might change this opinion.

(2)                  We have made no investigation as to, and we express no opinion concerning, any laws other than the laws of the State of Florida.

(3)                  We express no opinion as to compliance with the securities or “blue sky” laws or principles of conflicts of laws of Florida or any other jurisdiction.

(4)                  We assume that the issuance of the Shares, together with any other outstanding shares of Common Stock, will not cause the Company to issue shares of Common Stock in excess of the number of such shares authorized by the Charter.

(5)                  This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ DLA PIPER LLP (US)